MANAGEMENT'S DISCUSSION AND ANALYSIS

May 9, 2005

This Management's Discussion and Analysis of Stantec's operations and cash flows for the quarter ended March 31, 2005, should be read in conjunction with the Company's unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2005, the Management's Discussion and Analysis and audited consolidated financial statements and related notes included in the 2004 Annual Report, and the Report to Shareholders contained in the 2005 First Quarter Report. The Company continues to use the same accounting policies and methods as those used in 2004 except as disclosed in note 1 to the unaudited interim consolidated financial statements for the quarter ended March 31, 2005. This policy was adopted in accordance with Accounting Guideline 15 -- Consolidation of Variable Interest Entities (VIEs). This guideline provides the framework for identifying VIEs as well as procedures for determining when they should be included in consolidated results. The adoption of this accounting guideline has not had an impact on these interim consolidated financial statements. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. We refer to and use the terms "net revenue" and "gross margin" throughout our analysis. In the course of providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is defined as gross revenue less subconsultant and other direct expenses. Gross margin is defined as net revenue less direct payroll costs.

This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "expects," "believes," "may," "will," "should," "estimates," "anticipates," or the negative thereof or other variations thereon. We caution readers that, by their nature, forward-looking statements involve risks and uncertainties and that the Company's actual actions or results may differ materially. The Company does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by the organization or on its behalf. Reference should also be made to the Caution Regarding Forward-looking Statements and the Risk section of the Management's Discussion and Analysis included in the 2004 Annual Report.

OVERALL PERFORMANCE

Gross revenue for Q1 05 increased by 20.3% to $141.1 million from $117.3 million in Q1 04. Net revenue increased by 15.0% to $119.1 million compared to $103.6 million, and net income increased

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by $1.0 million to $6.7 million. Basic earnings per share for Q1 05 were $0.36, and diluted earnings per share were $0.35, compared to basic and diluted earnings per share for Q1 04 of $0.31 and $0.30 respectively. During Q1 05, we reduced our level of investment in costs and estimated earnings in excess of billings and in accounts receivable (i.e., number of days' revenues) to 95 days at the end of the first quarter from 101 days at the end of 2004.

Cash flows used in operating activities during Q1 05 were $7.5 million, compared to $4.0 million in Q1 04. This change was due to an increase in income taxes paid of $11.4 million in Q1 05 compared to Q1 04, offset by the impact of a reduction in our investment in other working capital in Q1 05 compared to the change in Q1 04. The increase in cash used in financing activities of $15.0 million in Q1 05 compared to Q1 04 was due to the bank indebtedness financing obtained in Q1 04 to finance our increased investment in costs and estimated earnings in excess of billings as further explained in the Liquidity and Capital Resources section.

There have been no significant changes in our industry environment or market opportunities as discussed in the Future Expectations section of the 2004 Annual Report.

The table below summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results on a quarter-to-quarter basis:

                                                          Quarter ended March 31
                                                  -------------------------------------
                                                                            % Increase*
                                                  % of Net Revenue           2005  vs.
                                                  ----------------          -----------
                                                   2005      2004               2004
                                                  ------    ------          -----------
Gross revenue                                      118.5%    113.3%            20.3%
Net revenue                                        100.0%    100.0%            15.0%
Direct payroll costs                                45.7%     45.9%            14.6%
Gross margin                                        54.3%     54.1%            15.5%
Administrative and marketing expenses               43.0%     42.3%            17.0%
Depreciation of property and equipment               2.3%      2.5%             5.3%
Amortization of intangible assets                    0.2%      0.1%            73.7%
Net interest expense                                 0.1%      0.7%           (88.9%)
Foreign exchange losses                              0.1%      0.0%             n/a
Share of income from associated companies            0.1%      0.1%
                                                                              (45.6%)
Income before income taxes                           8.7%      8.6%            16.5%
Income taxes                                         3.0%      3.1%            12.0%
Net income for the period                            5.7%      5.5%            19.0%
                                                   -----     -----            -----

* % increase calculated based on the dollar change from the comparable period.

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SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

QUARTERLY UNAUDITED FINANCIAL INFORMATION

(IN THOUSAND OF CANADIAN DOLLERS, EXCEPT PER SHARE DATA)

                           Jun 30, 2004  Sep 30, 2004    Dec 31, 2004    Mar 31, 2005
                           ------------  ------------    ------------    ------------
Gross revenue                136,815        139,751         126,996        141,144
Net income                     6,445          8,488           9,599          6,735
EPS - basic                     0.35           0.46            0.52           0.36
EPS - diluted                   0.33           0.44            0.50           0.35
                             -------        -------         -------         -------

                           Jun 30, 2003  Sep 30, 2003    Dec 31, 2003    Mar 31, 2004
                           ------------  ------------    ------------    ------------
Gross revenue                119,076        120,810         111,616        117,317
Net income                     6,457          7,251           6,350          5,658
EPS - basic                     0.35           0.40            0.35           0.31
EPS - diluted                   0.34           0.38            0.33           0.30
                             -------        -------         -------         -------

The following items impact the comparability of our quarterly results:

                                      Q2 04 vs.   Q3 04 vs.   Q4 04 vs.   Q1 05 vs.
 (in thousands of Canadian dollars)     Q2 03       Q3 03       Q4 03       Q1 04
------------------------------------  ---------   ---------   ---------   ---------
Increase (decrease) in gross
  revenue due to:
Acquisitions completed in
  current and prior two years           10,080      12,832      14,636      23,209
Net internal growth                      9,399       7,547       3,418       3,267
 Impact of foreign exchange rates on
 revenue earned by foreign
 subsidiaries                           (1,740)     (1,438)     (2,674)     (2,649)
                                        ------      ------      ------      ------
Total increase in gross revenue         17,739      18,941      15,380      23,827
                                        ------      ------      ------      ------

The increase in gross revenue of $23.8 million for Q1 05 over Q1 04 was due primarily to growth from acquisitions. The four acquisitions completed in the final three quarters of 2004 accounted for $20.7 million of this increase.

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RESULTS OF OPERATIONS

Our Company operates in one reportable segment -- Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

GROSS REVENUE

The net increase in gross revenue was $23.8 million for Q1 05 over Q1 04 due to growth from acquisitions of $23.2 million and internal growth of $3.2 million offset by the impact of foreign exchange rates on revenue earned by foreign subsidiaries of $2.6 million.

GROSS MARGIN

Gross margin as a percentage of net revenue was 54.3% for Q1 05, compared to 54.1% for Q1 04. We expect our annual gross margin in 2005 to be in the range of 53 to 55% of net revenue. Margins may fluctuate from quarter to quarter as a result of the mix of projects in progress during any quarter.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue were 43.0% for Q1 05, compared to 42.3% for Q1 04 and to our expectation for fiscal 2005 of between 40 and 42%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the quarter. In addition, our costs increased in dollar terms by $7.5 million compared to Q1 04, primarily due to the acquisitions completed in the final three quarters of fiscal 2004 and to the sale of our office building in Edmonton, Alberta, in Q4 04. As a result of this sale, our rental expense increased by approximately $600,000 in Q1 05 compared to Q1 04.

DEPRECIATION OF PROPERTY AND EQUIPMENT

Depreciation of property and equipment as a percentage of net revenue decreased to 2.3% in Q1 05, compared to 2.5% in Q1 04. The sale of our Edmonton office building in Q4 04 resulted in a reduction in depreciation expense of approximately $220,000 per quarter. This reduction was offset by an increase in depreciation expense of $270,000 arising from acquisitions completed in the final three quarters of fiscal 2004.

AMORTIZATION OF INTANGIBLE ASSETS

The timing of completed acquisitions, as well as the type of intangible assets acquired, impacts the amount of amortization of intangible assets. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one year. As a result, the impact of amortization of contract backlog can be significant in the two to three quarters following an acquisition. During Q1 05, $50,000 of the amortization expense recorded related to contract backlog ($4,000 - Q1 04) and $188,000 related to client relationships and other intangible assets ($133,000 - Q1 04). The increase in amortization of intangible assets related to both The Sear-Brown Group Inc. and Dunlop Architects Inc. acquisitions. As at March 31, 2005, contract backlog was fully amortized.

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NET INTEREST EXPENSE

The reduction in net interest expense of $599,000 in Q1 05 compared to Q1 04 was a result of maintaining a positive cash position throughout Q1 05 compared to a bank indebtedness of $32.5 million at the end of Q1 04. In addition, our total long-term debt position throughout Q1 05 was less than it was throughout Q1 04, which contributed to the reduction in overall interest expense.

INCOME TAXES

Our effective income tax rate for Q1 05 was 35.0%, compared to 32.4% for the year ended December 31, 2004. Our estimated income tax rate is adjusted quarterly, based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions. For 2005 we are expecting an increase in the proportion of income earned by our US operations. Because the US has higher statutory income tax rates than Canada, our estimated income tax rate for 2005 has increased over 2004.

LIQUIDITY AND CAPITAL RESOURCES

Working capital (current assets less current liabilities) at the end of Q1 05 was $86.9 million, compared to $82.0 million at the end of Q4 04. Current assets decreased by $20.3 million, and current liabilities decreased by $25.2 million. The majority of the decrease in current assets was due to the reduction in cash and cash equivalents. We began the 2004 fiscal year with $7.3 million in cash. However, as a result of the implementation of our enterprise management system in Q4 03 and the significant increase in our investment in costs and estimated earnings in excess of billings into Q1 04, we increased the use of our operating line in Q1 04 by $15.3 million through short-term bank financing. By the end of 2004, we had achieved a significant reduction in our investment in costs and estimated earnings in excess of billings, which allowed us to repay this short-term debt. This improvement, as well as the net cash proceeds received on the sale of our Edmonton office building late in 2004, resulted in a cash position of $37.9 million at the beginning of 2005. The net decrease in cash of $19.0 million during Q1 05 was due primarily to the timing of committed cash outflows that occur during the first quarter of each year, particularly the payment of employee incentive bonuses and fiscal year-end tax liabilities.

Cash flows used in operating activities during Q1 05 were $7.5 million, compared to $4.0 million in Q1 04. This change was mainly due to an increase in income taxes paid of $11.4 million. Income taxes owing at the end of 2003 were lower than normal due to our high level of investment in costs and estimated earnings in excess of billings at that time. This resulted in lower income tax payments in Q1 04 as well as lower income tax installment requirements for 2004. Our tax payments in Q1 05 increased over Q1 04 to cover the higher income tax liability outstanding at the end of 2004 as well as the increased income tax installments required for 2005.

Another significant change in working capital in Q1 05 was a net reduction in investment in accounts receivable and in costs and estimated earnings in excess of billings. As familiarity and efficiencies are being realized with the use of the enterprise management system implemented in Q4 03, improved project management, invoicing, and collection procedures are enabling us to reduce our net investment in these accounts. Accounts payable and accrued liabilities have decreased by $16.1 million, partially due to the payment of the annual employee bonus plan that is completed during the first quarter of each year.

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As a professional services organization, we are not capital intensive.
Expenditures are made primarily for property and equipment, including such items as computer equipment and business information systems software, furniture, leasehold improvements, and other office and field equipment. Our capital expenditures for Q1 05 were $4.2 million. This was within the expected range for 2005 to support ongoing operational activity. During Q1 05, our capital expenditures were financed by cash flows from operations.

Share options exercised for cash during Q1 05 generated cash of $440,000, compared to $855,000 in Q1 04.

PROPOSED TRANSACTION

Subsequent to the quarter-end, we entered into an agreement to acquire the shares and business of The Keith Companies, Inc. This transaction is subject to customary conditions, including approval by The Keith Companies' shareholders. In conjunction with the transaction, we have applied to become a US Securities and Exchange Commission registrant and to have our common shares listed on the New York Stock Exchange in addition to our existing Toronto Stock Exchange listing. Consideration will be a combination of cash and shares. The estimated cash consideration is expected to be US$90.4 million, which will be financed through utilization of our existing cash and available credit facilities as well as use of part of The Keith Companies' cash. The portion of The Keith Companies' cash that can be used to finance the transaction is subject to restrictions outlined in the merger agreement. These restrictions may require us to continue to hold a portion of The Keith Companies' cash and to obtain additional credit to finance these cash holdings.

The transaction is expected to be accretive to our earnings while significantly strengthening our presence in southern California. It is expected to close during the third quarter of 2005.

OUTLOOK

The outlook for the remainder of 2005 continues to be positive as our Company operates in a highly diverse infrastructure and facilities market within a North American economy that varies significantly from region to region. Expectations remain consistent with those described in the Management's Discussion and Analysis included in the December 31, 2004, Annual Report.

OTHER

OUTSTANDING SHARE DATA

As at May 6, 2005, there were 18,934,119 common shares and 1,001,499 share options outstanding. As at March 31, 2005, there were 18,933,019 common shares and 1,006,499 share options outstanding.